

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Mr. David Bernstein
 Senior Vice President and Chief Financial Officer
CARNIVAL COROPORATION/CARNIVAL PLC
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

     Re: Carnival Corporation and Carnival plc
              Form 10-K for fiscal year ended November 30, 2010
              Filed January 31, 2011
              File Nos. 1-09610 and 1-15136

Dear Mr. Bernstein:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              David R. Humphrey
              Branch Chief